Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 9
DATED MARCH 14, 2013
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 9 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 8 dated February 6, 2013 (which superseded and replaced all prior supplements). Unless otherwise defined in this Supplement No. 9, capitalized terms used herein have the same meanings as set forth in the prospectus.

SUITABILITY STANDARDS

The following updates the section of the prospectus captioned “Suitability Standards,” which begins on page iii.

“California” is deleted from the following investor suitability standard:

•         California, Kentucky, Missouri, Nebraska, Oregon, Pennsylvania and Tennessee — In addition to meeting the applicable minimum suitability standards set forth above, your investment may not exceed 10% of your “liquid net worth,” defined as the remaining balance of cash and other assets easily converted to cash after subtracting the investor’s total liabilities from total assets.

And, the following investor suitability standard is added immediately after the above investor suitability standard, as amended:

•         California — In addition to meeting the applicable minimum suitability standards set forth above, your investment may not exceed 10% of your “net worth.”

Description of Real Estate Assets

The following updates the section of Supplement No. 8 to the prospectus captioned “Financing Transactions – V-IN Loan,” on page S-45.

V-IN Loan. In connection with acquiring the five “Phase I” locations leased to Dolgencorp, our wholly owned subsidiary, IREIT DG SPE Member, L.L.C. also entered into an unsecured loan in an aggregate principal amount equal to approximately $3.34 million from V-IN DOLLAR, LLC (the “V-IN Loan”). This loan bears interest at a fixed rate equal to 10% per annum and matures on August 6, 2013. Our subsidiary is required to make monthly payments of interest only until the maturity date at which point the then remaining principal balance of the loan, plus any accrued interest becomes due in full. The loan may be prepaid in whole or in part, with no penalty, upon two business days’ prior written notice On February 11, 2013, February 22, 2013 and March 5, 2013, we used approximately $1.0 million, $0.5 million and $0.75 million, respectively, of the net proceeds from our “best efforts” offering to repay approximately $2.25 million, in aggregate, of principal indebtedness outstanding under the V-IN Loan. As of March 14, 2013, the remaining outstanding principal balance of the V-IN Loan was approximately $1.09 million.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of March 13, 2013.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	$ 200,000	$ -	$ 200,000

Shares sold in the offering:	625,677.759	5,809,253	175,714	5,633,539

Shares sold pursuant to our distribution reinvestment plan:	1,254.985	11,922	-	11,922

Shares purchased pursuant to our share repurchase program:	-	-	-	-
Total:	646,932.744	$6,021,175	$175,714	$5,845,461
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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